Exhibit 21

List of Subsidiaries

Hercules Technology Growth Capital, Inc.

Hercules Technology SBIC Management, LLC

Hercules Technology II, L.P.

Hercules Technology III, L.P.

Hercules Technology Management Co II Inc.

Hercules Technology Management Co III Inc.

Hercules Technology Management Co IV Inc.

Hercules Technology Management Co V Inc.

Hercules Funding II, LLC

Hydra Ventures LLC

Hydra Management LLC

Hydra Management Co., Inc.

Hercules Technology I, LLC

Hercules Technology II, LLC